April 18, 2011

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:      Larry Spirgel

Re:	Boingo Wireless, Inc.
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-171719

Dear Mr. Spirgel:

Boingo Wireless, Inc. (the “Company”) has electronically transmitted Amendment No. 4 to the Registration Statement on Form S-1, together with certain exhibits thereto, in connection with the Company’s initial public offering.  A manually executed signature page has been executed prior to the time of the electronic filing and will be retained by the Company for five years.  We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 4, and (ii) three hard copies of Amendment No. 4 which are marked to show changes to the Registration Statement filed on January 14, 2011, as amended April 13, 2011.

Amendment No. 4 has been filed to correct a formatting issue and provide additional information regarding the selling stockholders.

Very truly yours,

GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Ilan Lovinsky
Ilan Lovinsky

cc:	Edward Zinser